




THOMSON
FINANCIAL







FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

# Correction to News Release Entitled "Bridgestone Corporation Announces Business and Financial Results for First Half of Fiscal 2006"

Tokyo (August 25, 2006)— Bridgestone Corporation (the "Company") announced today that corrections have been made to a news release distributed on August 9, 2006, entitled "Bridgestone Corporation Announces Business and Financial Results for First Half of Fiscal 2006". The corrected parts are underlined below.



**Consolidated Financial Statements – Consolidated Statements of Cash Flows**

**Original version**

| | FY2005 1H (Six months ended 30 June 2005) | FY2006 1H (Six months ended 30 June 2006) | Increase (Decrease) | FY2005 (Year ended 31 December 2005) |
|---|---|---|---|---|
| | Yen in million | Yen in million | Yen in million | Yen in million |
| Cash Flows from Operating Activities | | | | |
| Income before income taxes and minority interests | 166,507 | 60,148 | (106,359) | 244,594 |
| Depreciation and amortization | 60,667 | 70,121 | 9,454 | 127,608 |
| Decrease in accrued pension and liability for retirement benefits | (79,028) | (5,009) | 74,019 | (100,838) |
| Interest and dividend income | (3,260) | (3,928) | (668) | (6,029) |
| Interest expense | 6,826 | 10,558 | 3,732 | 15,226 |
| Gain on sales of tangible assets | (2,261) | (3,485) | (1,224) | (4,318) |
| Gain on sales of investments in securities | – | (1,708) | (1,708) | – |
| Impairment losses on assets | 2,990 | – | (2,990) | 4,009 |
| Loss related to voluntary tire replacement | – | – | – | 26,503 |
| Plant restructuring costs in the Americas | – | (15,886) | (15,886) | – |
| Loss on provision for environmental remediation | – | – | – | 5,886 |
| (Increase) decrease in notes and accounts receivable | (142) | 46,518 | 46,660 | (47,234) |
| Increase in inventories | (47,981) | (59,947) | (11,966) | (57,481) |
| Decrease in notes and accounts payable | (1,448) | (34,347) | (32,899) | 47,942 |
| Other | (3,318) | 15,747 | 19,065 | (413) |
| Subtotal | 99,550 | 78,780 | (20,770) | 255,455 |
| Interest and dividends received | 3,302 | 3,900 | 598 | 6,057 |
| Interest paid | (6,621) | (9,352) | (2,731) | (14,739) |
| Payment related to voluntary tire replacement | (1,257) | – | 1,257 | (29,213) |
| Income taxes paid | (50,771) | (32,600) | 18,171 | (68,577) |
| Net Cash Provided by Operating Activities | 44,202 | 40,726 | (3,476) | 148,982 |



## Corrected version

| | FY2005 1H (Six months ended 30 June 2005) | FY2006 1H (Six months ended 30 June 2006) | Increase (Decrease) | FY2005 (Year ended 31 December 2005) |
|---|---|---|---|---|
| | Yen in million | Yen in million | Yen in million | Yen in million |
| Cash Flows from Operating Activities | | | | |
| Income before income taxes and minority interests | 166,507 | 60,148 | (106,359) | 244,594 |
| Depreciation and amortization | 60,667 | 70,121 | 9,454 | 127,608 |
| Decrease in accrued pension and liability for retirement benefits | (79,028) | (5,009) | 74,019 | (100,838) |
| Interest and dividend income | (3,260) | (3,928) | (668) | (6,029) |
| Interest expense | 6,826 | 10,558 | 3,732 | 15,226 |
| Gain on sales of tangible assets | (2,261) | (3,485) | (1,224) | (4,318) |
| Gain on sales of investments in securities | — | (1,708) | (1,708) | — |
| Impairment losses on assets | 2,990 | — | (2,990) | 4,009 |
| Loss related to voluntary tire replacement | — | — | — | 26,503 |
| Plant restructuring costs in the Americas | — | 15,886 | 15,886 | — |
| Loss on provision for environmental remediation | — | — | — | 5,886 |
| (Increase) decrease in notes and accounts receivable | (142) | 46,518 | 46,660 | (47,234) |
| Increase in inventories | (47,981) | (59,947) | (11,966) | (57,481) |
| Decrease in notes and accounts payable | (1,448) | (34,347) | (32,899) | 47,942 |
| Other | (3,318) | (16,025) | (12,707) | (413) |
| Subtotal | 99,550 | 78,780 | (20,770) | 255,455 |
| Interest and dividends received | 3,302 | 3,900 | 598 | 6,057 |
| Interest paid | (6,621) | (9,352) | (2,731) | (14,739) |
| Payment related to voluntary tire replacement | (1,257) | — | 1,257 | (29,213) |
| Income taxes paid | (50,771) | (32,600) | 18,171 | (68,577) |
| Net Cash Provided by Operating Activities | 44,202 | 40,726 | (3,476) | 148,982 |




NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

**BRIDGESTONE CORPORATION**
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

## Correction to News Release Entitled "Notice Concerning Stock Options (Stock Acquisition Rights)"

Tokyo (August 25, 2006)— Bridgestone Corporation (the "Company") announced today that a correction has been made to a news release distributed on April 28, 2006, entitled "Notice Concerning Stock Options (Stock Acquisition Rights)". The corrected part is underlined below.

**Original version**

6. Amount of any common stock of the Company issued for stock acquisition rights to be included in the "common stock" component of shareholders' equity

   2,775 yen per share

**Corrected version**

6. Amount of any common stock of the Company issued for stock acquisition rights to be included in the "common stock" component of shareholders' equity

   1,388 yen per share

###